FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 16, 2016

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

16 May 2016

The Royal Bank of Scotland Group plc

Board Appointment

The Royal Bank of Scotland Group plc ("RBS") announces today that Frank Dangeard has been appointed as a Non-executive Director of RBS with immediate effect.

Commenting on the appointment, Howard Davies, Chairman of RBS, said:

"Frank will be an excellent addition to the Board and I am pleased that he has agreed to join us. He is a former banker and senior company executive who has substantial Board level experience across a number of sectors, including the IT, technology, telecom and financial sectors. His change management and transformation experience will be a real asset to the Board. I am very much looking forward to working with him."

Mr Dangeard is currently a Non-Executive Director of RPX Corporation and of Symantec Corporation. He has previously served as a Non-Executive Director of Atari, SA, Crédit Agricole CIB, Moser Baer India Ltd., Sonaecom SGPS, and as Deputy Chairman of Telenor ASA.

During his executive career, he held various senior roles at Thomson S.A., including Chairman and Chief Executive Officer, and was Deputy Chief Executive Officer of France Telecom. Prior to that, Mr Dangeard was Chairman of SG Warburg France having previously been a Managing Director of SG Warburg in London and Madrid.

There are no other matters requiring disclosure under Listing Rule 9.6.13.

For further information contact:

RBS Media Centre                                    +44 131 523 4205

Notes to Editors

Biographical Details

Frank Dangeard

Frank Dangeard, 58, is a French national who was born in Canada. He graduated from the Hautes Études Commerciales (HEC) in 1980 and from the Institut d'Études Politiques de Paris in 1981. After completing his National Service working with the French Ministry of Industry in London, he obtained an LLM from Harvard Law School in 1985. He then worked as a lawyer with Sullivan & Cromwell before joining SG Warburg in 1988.

Frank was a Managing Director of SG Warburg and latterly Chairman of SG Warburg France. In 1997, he joined Thomson SA as Deputy Chief Executive Officer. He then became Deputy Chairman and Deputy Chief Executive Officer of Thomson Multimedia, before joining France Telecom as Deputy Chief Executive Officer in 2002. After two years at France Telecom, he became Chairman and Chief Executive Officer of Thomson until early 2008.

In the last years, Frank has held a number of non-executive director roles in the IT, technology and telecom sectors, at Symantec Corporation, the world leading cyber security company; RPX Corporation, the leading patent risk mitigation company;  SonaeCom SGPS and Telenor ASA, leading telecom operators; and Atari SA, an entertainment and licensing company. In addition, he has held non-executive director roles in the financial sector at Crédit Agricole CIB, and Home Credit, the leading consumer credit business in Eastern Europe.  Other non-executive director appointments in recent years have included Electricité de France SA, Eutelsat Communications SA, Moser Baer India Ltd., and a number of non-listed companies.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 May 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary